CONSENT OF LARRY B. SMITH

I consent to the use of my name as an author of the report: “Cerro Casale Project, Chile, Technical Report and Qualified Persons Review”, dated June 14, 2005, filed as exhibit to and incorporated by reference into the registration statement on Form 40-F of Arizona Star Resource Corp. as filed with the United States Securities and Exchange Commission.

Dated: November 2, 2005

Signed: